Eagle Materials Inc.
3811 Turtle Creek Blvd.
Dallas, TX 75219
VIA EDGAR
April 7, 2008
Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010
Re:	Eagle Materials Inc. File No. 001-12984
Dear Mr. O’Brien:
This provides our response to your letter dated March 25, 2008 regarding your review of the Eagle Materials Inc. Form 10-K for the Fiscal Year Ended March 31, 2007, Form 10-Q for the Fiscal Quarter Ended December 31, 2007 and the Definitive Proxy Statement Filed June 26, 2007.
Form 10-K for Fiscal Year Ended March 31, 2007
Item 1. Business
1.	We note your risk factor regarding environmental liabilities. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.
Company Response
1.	When the Company prepared its Form 10-K for the Fiscal Year Ended March 31, 2007, the Company evaluated applicable environmental requirements but did not identify any material estimated capital expenditures for environmental control facilities during the current fiscal year or its succeeding fiscal year. In future filings, the Company will disclose the amount of any material estimated capital expenditures for environmental control facilities if required under Item 101(c)(1)(xii).

Mr. Terence O’Brien
Securities and Exchange Commission
April 7, 2008

Sales and Distribution, page 5
2.	In future filings, identify your principal customer(s) if sales to that customer by one or more segments equal 10% or more of your revenues and the loss of such customer would have a material adverse effect. See Item 101(c)(1)(vii) of Regulation S-K. We note that one customer accounted for 11% of total gypsum wallboard sales during fiscal 2007, the loss of whom you state would have a material adverse effect on your financial results. If you are substantially dependent on any contracts or agreements with any of your principal customers, please file such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Company Response
2.	The Company confirms that we will identify in future filings the name of any principal customer if sales to such customer by one or more segments are equal to 10% or more of consolidated revenues, and the loss of such customer would have a material adverse effect on the Company and its subsidiaries taken as a whole. With respect to the disclosure in the Form 10-K for the Fiscal Year ended March 31, 2007, the customer identified in this filing that comprised 11% of the total gypsum wallboard sales did not exceed 10% of consolidated revenues of the Company. This disclosure regarding this customer was made to provide additional segment information for the readers of the 2007 annual report. We also confirm that we are aware of the requirements of Item 601(b)(10) of Regulation S-K, which relate to the filing as exhibits of certain material contracts and agreements. We note that the Company has previously filed one material customer contract as Exhibit 10.11 to the 2001 Form 10-K, as subsequently incorporated by reference as Exhibit 10.7 into the Form 10-K for the Fiscal Year Ended March 31, 2007.
Item 9A. Controls and Procedures, page 66
3.	You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation your management, including your CEO and CFO, you also concluded that as of March 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

Mr. Terence O’Brien
Securities and Exchange Commission
April 7, 2008

Company Response
3.	The Company supplementally confirms that the Company’s evaluation of the effectiveness of its disclosure controls and procedures as of March 31, 2007 with the participation of the Chief Executive Officer and Chief Financial Officer of the Company included consideration of whether its controls and procedures were designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to the management of the Company, including our principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will include disclosure regarding this aspect of its evaluation in future filings.
For the Fiscal Quarter Ended December 31, 2007
Critical Accounting Policies and Estimates, page 23
4.	We note the downward trend in quarterly sales for your Gypsum Wallboard segment. For the nine months ended December 31, 2007, sales decreased 33% as compared to the same period ended December 31, 2006, in part due to the reduction in demand for residential housing. We further note that the majority of your goodwill and long-lived assets are allocated to the Gypsum Wallboard segment. In this regard, please address the following:
•	Please revise future filings and tell us what consideration, if any, was given to paragraph 8 of SFAS 144, which requires a long lived asset be tested for recoverability whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable.

•	Please revise future filings and tell us what consideration, if any, was given to paragraph 28 of SFAS 142, which requires goodwill of a reporting unit be tested for impairment between annual test if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

•	In future filings please revise your MD&A disclosures to discuss whether this downward trend in sales had a negative impact on your liquidity and whether you expect this downward trend to continue in future periods. If you expect this trend to improve in future periods please provide a discussion of the supporting factors.
Company Response
4.	In carrying out the annual impairment test in the fourth quarter of fiscal year ended March 31, 2007, the Company considered the expected downturn

Mr. Terence O’Brien
Securities and Exchange Commission
April 7, 2008

in the Gypsum Wallboard segment and its effect on the determination of the fair value of the goodwill and long-lived assets included in this reporting unit. Although the Company expected a significant decline, it did not anticipate that operating earnings would decline as rapidly as occured; however, the results of the annual test indicated that the fair value of the assets significantly exceeded the carrying value of the assets, plus the goodwill. In interim periods during the fiscal year ended March 31, 2008, the Company considered the decline in operating earnings beyond those contemplated in the impairment test, but we have not identified any subsequent events or changes in circumstances that would require us to test the recoverability of long-lived assets in accordance with paragraph 8 of SFAS 144, or to test for possible impairment of goodwill related to the Gypsum Wallboard segment between annual tests.
The Company will continue to monitor the Company’s businesses and operations for the events and changes of circumstances in accordance with both paragraph 8 of SFAS 144 and paragraph 28 of SFAS 142 during future periods and will reflect such consideration in future filings as required.

As described in the Company’s filings, the decrease in sales of our Gypsum wallboard segment has adversely affected our results of operations of the segment. However, this decrease has not affected our ability to maintain the liquidity and capital resources required to fund our consolidated operations. If the Company’s expects the downward trend to have a material adverse effect on its liquidity, we will provide additional MD&A disclosures regarding the expected impact of the downward trend on our liquidity, as well as the disclosure of supporting factors if we anticipate an improvement in this trend during future periods.
Definitive Proxy Statement
Item 11. Executive Compensation
Annual Incentive Bonus, page 15 of Def 14A
5.	In future filings, please elaborate on how you determine the amount of annual incentive bonus for the executive officers. Include a discussion of the following:
•	Clarify how you determine the aggregate and individual percentages of EBIT as a pool for bonuses.

•	Quantify in dollars the aggregate amount of the maximum annual pool for bonuses.

•	We note that the actual amount of an executive’s bonus may be decreased from the maximum bonus opportunity based upon individual performances. Please explain how individual performance is measured and disclose any formula you use to determine the amount of the decrease.

Mr. Terence O’Brien
Securities and Exchange Commission
April 7, 2008

Company Response
5.
•	In our future filings, we will provide additional disclosure regarding the process for determining the aggregate and individual percentages used in our annual incentive bonus pools.

•	Page 15 of our proxy statement details the percentages of the applicable operating earnings that make up our bonus pools. The bonus pools are not subject to a separate cap or maximum, but are merely a function of applying the pre-determined percentage to the operating earnings for the applicable fiscal year. In our future filings, we will quantify the aggregate dollar amount of each bonus pool (once applicable operating earnings are determined).

•	In our future filings, in cases where an executive’s annual performance bonus has been decreased from the maximum bonus opportunity, we will provide additional disclosure regarding the process for measuring the individual’s performance and determining the amount of decrease.
Long-Term Compensation, page 16 of Def l4A
6.	In future filings, please quantify in dollars the operating earnings and earnings per share required for vesting, which the Compensation Committee will use in awarding long-term compensation.
Company Response
6.	We have previously disclosed (on Form 8-K filed June 26, 2007) the matrix used to determine vesting of our most recent long-term compensation awards. This matrix establishes vesting percentages that depend upon the levels of operating earnings and earnings per share achieved by the Company during the relevant fiscal years. In our future proxy filings, we will provide additional disclosure relating to the operation of this matrix to assist the reader in understanding the level of performance required for vesting.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

Mr. Terence O’Brien
Securities and Exchange Commission
April 7, 2008

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,
/s/ Steven R. Rowley
Steven R. Rowley

cc:   James Graass
       Arthur R. Zunker, Jr.